Exhibit 12.1
QUEST RESOURCE CORPORATION
EXHIBIT 12 — STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

	Six Months Ended	Six Months Ended
	June 30, 2008	June 30, 2007
	(unaudited)
	($ in thousands)
EARNINGS:
Income (loss) before income taxes & minority interest	$(5,703)	$(6,714)
Add:
Interest expense (a)	10,402	14,723
Loan cost amortization	954	1,115

Income as adjusted	$5,653	$9,124

FIXED CHARGES:
Interest expense	10,402	14,723
Add:
Loan cost amortization	954	1,115

Fixed Charges	$11,356	$15,838

Preferred Stock Dividends
Preferred Dividend Requirements	$—	$—
Ratio of income before provision for taxes to net income	1	1

Subtotal-Preferred Dividends	$—	$—
Combined Fixed Charges and Preferred Dividends	$11,356	$15,838
Ratio of Earnings of Fixed Charges	1	1
Insufficient coverage	$5,703	$6,714
Ratio of Earnings of Fixed Charges	1	1
Insufficient coverage	$5,703	$6,714

(a)	Excludes the effect on unrealized gains or losses on interest rate derivatives.